Securities and Exchange Commission

February 11, 2014

February 11, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Jennifer Thompson, Accounting Branch Chief

Re:	Belk, Inc.

Form 10-K for Fiscal Year Ended February 2, 2013

Filed on April 17, 2013

File No. 000-26207

Dear Ms. Thompson:

We are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated January 30, 2014. To assist in your review, we have included the Staff’s comments below prior to our responses.

Form 10-K for the Fiscal Year Ended February 2, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of Fiscal Years Ended February 2, 2013 and January 28, 2012, page 17

1.	You disclose within MD&A on pages 17 and 18 that changes in revenues were due to the increases in comparable stores sales offset by decreased revenues from store closures; cost of goods sold increased due to increases in revenues; and SG&A increased due to an increase in payroll, benefits and advertising expense. One of the principal objectives of MD&A is to give readers a view of the company through the eyes of management by providing both a short and long-term analysis of the business. To do this, companies should identify and address those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the individual company. Please revise future filings to provide a more detailed discussion and analysis of the underlying reasons for changes in your revenues, cost of goods sold and selling, general and administrative expenses for the periods presented, or tell us why you believe your current disclosure is sufficient. In your response, please provide us with what your proposed disclosure would have looked like for the periods presented. Refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 34-48960.

Response to Comment 1:

We acknowledge the Staff’s comment and, as described below, we will provide a more detailed discussion and analysis of the underlying reasons for changes to our business in future filings.

•	Revenue: We believe that the comparable store revenue metric is a key metric for investors to understand the health of our revenue trends. We define comparable store revenues on page 15 of our fiscal year 2013 Form 10-K and disclose that our comparable stores revenues increased by 7.5%, which comprises the vast majority of our total increase in revenues of 7.0%. In terms of a revenue dollar increase, this equates to approximately $270 million. We believe that the comparable store percent increase or decrease is more meaningful to investors as compared to the corresponding dollar amount of the increases or decreases. Additionally, where meaningful, we have and will continue to disclose the dollar amount of the revenues associated with store openings and/or closings as they occur in the normal course of business.

Securities and Exchange Commission

February 11, 2014

•	Cost of Goods Sold: We believe the most meaningful measure of cost of goods sold is reflected as a percentage of sales. Generally, the primary influence of any variation in this measure is the effect of net markdowns, which can vary year to year based on our customers’ reactions to our offerings, which drive the amount of promotional activities. Generally, for a fiscal year, this measurement is not anticipated to vary substantially. Where there are changes to the percentage, we have and will continue to discuss the primary reasons for the variation. For fiscal year 2013, there was only a variation of 10 basis points. Because this variation was not material, we did not believe there was a need discuss the primary reasons for the variation for that period. The corresponding dollar increase was discussed and, as disclosed, was caused by the increased revenues combined with the stable percentage of sales.

From a forward looking perspective, there were no trends that existed at the end of fiscal 2013 that would cause a variation in the future other than the influence of net markdowns, which will increase or decrease depending on future sales trends and customer acceptance of our offering, as well as other factors which are disclosed in our risk factors section. As any trends emerge that influence the current or future years’ disclosures, we will discuss the qualitative and quantitative aspects of those trends.

•	SG&A Expenses: We believe that both the dollar increases or decreases in SG&A expense and the change in the SG&A expense as a percent of revenues are meaningful metrics for investors. Accordingly, we have and will continue to discuss both in our MD&A disclosures. A large portion of our payroll related costs (principally payroll in our stores) and our advertising costs are planned and managed as a percent of revenues, and therefore, will increase or decrease based on revenues both historically and in the future. Our other costs are more fixed in nature and the dollar amount of increases or decreases were not significant in fiscal year 2013; however, these costs as a percent of revenues do have an impact on our expense leverage. We will consider both the qualitative and quantitative aspects of trends in our SG&A expense in disclosing the variance in the current year, as well as the effect on future periods.

Our proposed revised disclosure related to SG&A expenses is as follows:

Selling, general and administrative expenses Selling, general and administrative expenses were $985.2 million, or 24.9% of revenues in fiscal year 2013, compared to $938.0 million, or 25.4% of revenues for fiscal year 2012. The increase in SG&A expense for fiscal year 2013 was primarily due to an increase in payroll and benefits of approximately $32 million and an increase in advertising expense of approximately $12 million. These expense increases had a minimal effect on the SG&A expense rate. The SG&A expense rate decreased due to our fixed cost leveraging (principally depreciation) as a result of the 7.5% increase in comparable store revenues partially offset by a slight increase due to the increase in payroll and benefits mentioned above.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 28

2.	Consistent with your disclosure regarding the adoption of ASU 2011-05 on page 38, we note your presentation of separate statements of comprehensive income on page 30. However, we note the first paragraph of the audit report on page 28 refers to the “consolidated statements of income, changes in stockholders’ equity and comprehensive income, and cash flows.” We note the title of consolidated statements of “changes in stockholders’ equity and comprehensive income” is consistent with the name of that statement in your Form 10-K for the fiscal year ended January 28, 2012 but inconsistent with the names of your current year statements since you now present separate statements of comprehensive income. Please confirm that your auditor will align its audit report with the titles of the statements presented in future filings.

Response to Comment 2:

We acknowledge the Staff’s comment and confirm that our auditor will align its audit report with the titles of the statements presented in future filings.

Securities and Exchange Commission

February 11, 2014

Notes to Consolidated Financial Statements

(8) Accrued Liabilities, page 41

3.	We note your sales returns allowance increased from $12.8 million at January 28, 2012 to $24.3 million at February 2, 2013. Please explain in detail the facts and circumstances that drove this change.

Response to Comment 3:

The increase in our sales and return allowance from $12.8 million at January 28, 2012 to $24.3 million at February 2, 2013 was the result of a change in estimate. Our return policy is to take valid returns for up to 180 days. Beginning in fiscal year 2013, we were able to capture and analyze additional detailed information related to our merchandise returns. This new analysis allowed us to better understand our returns by month, as well as the month the original sales transaction occurred, and apply this trend to our sales by month in order to better estimate our sales return allowance. This analysis indicated that our sales return reserve should increase, and we implemented this change in estimate prospectively beginning in the fourth quarter of fiscal year 2013. The impact of the change in estimate was to reduce gross margin by approximately $3 million and increase liabilities by approximately $11 million.

(13) Pension, SERP and Postretirement Benefits, page 46

4.	We note you reconcile the funded status of your pension, old SERP, and postretirement benefit plans to an amount you refer to as “Net prepaid (accrued).” Since it appears such disclosure may no longer be applicable subsequent to the adoption of SFAS 158, please explain to us what this amount represents and tell us the specific GAAP guidance that requires presentation of this figure and the other two line items presented above it. See ASC 715-20-50 and -55.

Response to Comment 4:

We acknowledge the Staff’s comment and confirm that the above referenced disclosures are no longer applicable subsequent to the adoption of SFAS 158. We will remove these disclosures in future filings.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned at (704) 426-8250 if you have any questions.

Very truly yours,

/s/ Adam M. Orvos

Adam M. Orvos
Executive Vice President and Chief Financial Officer